Exhibit 99.1

TLC Announces Voluntary Delisting and Deregistration of American Depositary Shares

This communication does not constitute an offer of any securities for sale or subscription or a solicitation of an offer to purchase or subscribe to any securities in any jurisdiction. The securities to be issued pursuant to the stock swap transaction will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under any relevant securities laws of any state or other jurisdiction of the United States. Such securities will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereof. No public offering of such securities will be made in the United States. Such transaction has not been and will not be approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”), nor will the SEC or any U.S. state securities commission pass upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in any document in connection with the stock swap transaction. Any representation to the contrary is a criminal offence in the United States.

TAIPEI, Taiwan – September 8, 2021 – Taiwan Liposome Company or TLC (Nasdaq: TLC, TWO: 4152, “the Company”), a clinical-stage specialty pharmaceutical company developing novel nanomedicines to target areas of unmet medical need, announced today that it has notified Nasdaq that it will apply for the voluntary delisting of its American depositary shares (“ADS”s) from the Nasdaq Global Market.

On August 20, 2021, shareholders of the Company approved the stock swap transaction recommended by the Board of Directors, pursuant to which the Company will become a wholly owned subsidiary of Woods Investment Company, Ltd., a company owned by certain major shareholders and affiliates of the Company (“Woods Investment”), and shareholders of the Company will have the option of receiving cash or exchanging their shares into Woods Investment securities. In connection with the share swap transaction, the Company will cease to be a public company under Taiwanese law and is expected to terminate the registration of its ADSs and the underlying common shares under the Exchange Act. Details of the stock swap transaction have been disclosed in the press release dated July 5, 2021, and shareholder materials of the Company.

Under the timetable of the share swap transaction, the last trading day for the common shares and ADSs of the Company on the Taipei Exchange will be September 29, 2021, and on Nasdaq will be on or around September 28, 2021. The Company intends to file a Form 25 with the Securities and Exchange Commission (“SEC”) on or about September 19, 2021. The delisting of the ADSs from Nasdaq is expected to become effective on or about September 29, 2021, ten days after the filing of the Form 25.

The Company plans to complete the stock swap transaction on or around October 8, 2021, after which the Company should be able to meet the criteria for the termination of the registration of its ADSs and the underlying common shares under the Exchange Act. If this is the case, the Company will file a Form 15F with the SEC on or about October 8, 2021. The Company’s SEC reporting obligations will be suspended immediately, and the deregistration is expected to become effective after 90 days after the filing of the Form 15F.

About TLC

TLC (NASDAQ: TLC, TWO: 4152) is a clinical-stage specialty pharmaceutical company dedicated to the research and development of novel nanomedicines that maximize the potential of its proprietary lipid-assembled drug delivery platform (LipAD®). TLC’s deep experience with liposome science allows a combination of onset speed and benefit duration, improving active drug concentrations while decreasing unwanted systemic exposures. TLC’s BioSeizer® technology is designed to enable local sustained release of therapeutic agents at the site of disease or injury; its NanoX® active drug loading technology has been proven in two approved drugs and is designed to alter the systemic exposure of a drug, potentially reducing dosing frequency and enhancing distribution of liposome-encapsulated active agents to the desired site. These technologies are versatile in the choice of active pharmaceutical ingredients, and scalable with respect to manufacturing. TLC has a diverse, wholly owned portfolio of therapeutics that target areas of unmet medical need in pain management, infectious diseases, ophthalmology, and oncology.

Contact

Dawn Chi
Corporate Communications
+886 2 2655 7377
dawn@tlcbio.com